Exhibit 99.2

 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our financial condition as of June 30, 2025 and results of operations for the six months ended June 30, 2025 and June 30, 2024 should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission ("SEC") on March 27, 2025 (the “2024 Form 20-F”). The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Introduction

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by our innovative technology. Our portfolio includes a satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Power Amplifiers, or SSPAs, Block Upconverters, or BUCs, and Transceivers, furthermore, following the recent acquisitions of Stellar Blu Solutions LLC (“SBS”) in January 2025 and DataPath Inc. (“DataPath”) in 2023, our portfolio also includes next-generation In-Flight Connectivity, or IFC, Satellite Communication, or SATCOM, terminal solutions and transportable and portable terminals for defense forces and field services. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We have a large installed base and currently have hundreds of active networks.

We provide managed networks and services through satellite and terrestrial networks in addition to developing and marketing ground-based satellite communications equipment. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions, including:

◾	Managed satellite network services solutions, including services over our own networks (which may include satellite capacity);
◾	Network planning and optimization;
◾	Remote network operation;
◾	Call center support;
◾	Hub and field operations;
◾	End-to-end solutions for mission-critical operations; and
◾	Construction and installation of communication networks, typically on a Build, Operate and Transfer, or BOT, or Build, Operate and Own, or BOO, contract basis.

In these BOT and BOO projects, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

We have sales and support offices worldwide, three Network Operation Centers, or NOCs, and R&D centers in Israel, the U.S. and Europe. Our products are sold to communication service providers, satellite operators, Mobile Network Operators, or MNOs, and system integrators that use satellite communications to serve enterprise, social inclusion solutions, government and residential users. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

Commencing January 1, 2025, to better target the diverse and attractive end markets we serve, and to provide investors with greater insight into our business lines and strategic growth opportunities, we operate in three operating segments as follows:

•
Gilat Defense Division: provides secure, rapid-deployment solutions for military organizations, government agencies, and defense integrators, with a strong focus on the U.S. Department of Defense resulting from our strategic acquisition of DataPath Inc. By integrating technologies from Gilat, Gilat DataPath, and Gilat Wavestream, the Gilat Defense Division delivers resilient battlefield connectivity with multiple layers of communication redundancy for high availability.

•
Gilat Commercial Division: provides advanced broadband satellite communication networks for IFC, Enterprise and Cellular Backhaul, supporting HTS, VHTS, and NGSO constellations with turnkey solutions for service providers, satellite operators, and enterprises. Our acquisition of SBS serves as the cornerstone of this division, strengthening our position in the IFC market and enabling us to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines and service providers worldwide.

•
Gilat Peru Division: specializes in end-to-end telco solutions, including the operation and implementation of large-scale network projects. With expertise in terrestrial fiber optic, wireless, and satellite networks, the Gilat Peru Division provides technology integration, managed networks and services, connectivity solutions and reliable internet and voice access across the region.

Acquisition of Stellar Blu Solutions LLC

On June 17, 2024, we signed a definitive agreement to acquire 100% of Stellar Blu Solutions LLC., a leading U.S.-based avionics solution provider of next-generation SATCOM terminal solutions. The closing of the transaction is subject to certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States (CFIUS), and other customary closing conditions. In January 2025, the Company completed the acquisition of SBS. See Note 15 to our condensed interim consolidated financial statements included elsewhere in this filing.

Conflict in Ukraine

Against the backdrop of the military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions restricted our business in Russia, which mainly included exports to Russia, and had delayed us from collecting funds and performing money transfers from Russia. In the six months ended June 30, 2024, we wound down our business in Russia to a complete stop. While our business in Russia was limited in scope, the decision caused a reduction in our sales and financial results.

Conditions in Israel

Since October 7, 2023, Israel is under a war situation with Hamas and on other fronts. For further details, refer to Item 3.D. “Key Information – Risk Factors – Risks Related to Our Location in Israel” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025. The intensity and duration of Israel’s current war are difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our own networks and other networks that we install, mainly based on BOT and BOO contracts. These large-scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas on-the-move / on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

Costs and Operating Expenses

Cost of revenues, for both products and services, primarily includes the cost of system design, equipment, including inventory write-off costs, satellite capacity, salaries and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third-party maintenance and installation.

Our research and development expenses, net of grants received, primarily consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, commissions to agents, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, credit losses, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees, net of rental income.

Our other operating income, net, consists primarily of non-recurring income and expenses. For further details, see Note 14 in our unaudited condensed interim consolidated financial statements, which appear elsewhere in this filing.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed, and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Critical Accounting Policies and Estimates

Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the year ended December 31, 2024, for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial information included in this interim report. Results for the six months ended June 30, 2025, are not necessarily indicative of results that may be expected for the year ending December 31, 2025, or future periods.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenues. Revenues for the six months ended June 30, 2025 and 2024 for our three operating segments were as follows:

	Six Months Ended			Six Months Ended
	June 30,			June 30,
	2025	2024		2025	2024
	U.S. dollars in thousands		Percentage change	Percentage of revenues
	Unaudited		Unaudited	Unaudited

Commercial	133,277	84,593	57.55%	67.7%	55.4%
Defense	43,004	37,404	14.97%	21.8%	24.5%
Peru	20,726	30,712	(32.51)%	10.5%	20.1%
Total	197,007	152,709	29.01%	100.0%	100.0%

Our total revenues for the six months ended June 30, 2025 and 2024, were $197 million and $152.7 million, respectively. The increase in the six months ended June 30, 2025, is attributable to an increase of $48.7 million in Commercial revenues and $5.6 million in Defense revenues, partially offset by a decrease of $10 million in Peru revenues.

The increase in our Commercial segment revenues in the six months ended June 30, 2025, compared to the six months ended June 30, 2024, is mainly due to our newly acquired subsidiary, SBS, partially offset by the termination of our activity in the Russian market in 2024.

The increase in our Defense segment revenues in the six months ended June 30, 2025, compared to the six months ended June 30, 2024, is mainly due to higher revenues to defense customers in Asia and the U.S. Department of Defense.

The decrease in our Peru revenues in the six months ended June 30, 2025, compared to the six months ended June 30, 2024, is mainly attributable to lower construction activity in the Amazonas region following project completion, delays in new government bids and reduced equipment deliveries. This was partially offset by the recognition of revenue from services provided, due to the resolution of a variable consideration constraint.

Gross profit. Gross profit and gross margin for the six months ended June 30, 2025, and 2024 for our three operating segments were as follows:

	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	U.S. dollars in thousands		Percentage of revenues
	Unaudited		Unaudited
Commercial	37,344	38,284	28%	45%
Defense	12,910	10,020	30%	27%
Peru	10,071	6,323	49%	21%
Total	60,325	54,627	31%	36%

Our gross profit and gross margin are affected year-to-year by revenue volume, the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the construction performance obligations related to PRONATEL, mainly with respect to several regions in Peru, and other projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit and gross margin. As such, we are subject to significant year-to-year fluctuations in our gross profit.

Our gross profit margin decreased to 31% in the six months ended June 30, 2025, from 36% in the comparable period of 2024, due to the decrease in the gross profit margin in the Commercial segment, partially offset by improved gross profit margin in our Defense and Peru segments.

The decrease in the Commercial segment gross profit margin is mainly attributable to the consolidation of SBS in January 2025, which typically has lower gross margins and is currently ramping up production, as well as amortization of purchased intangibles related to this acquisition.

The increase in the Defense segment gross profit margin is mainly attributable to higher revenue volume.

The increase in the Peru gross profit margin is mainly attributable to the recognition of revenue due to the resolution of a variable consideration constraint, as described above, partially offset by lower volume of revenue.

Operating expenses:

	Six Months Ended
	June 30,
	2025	2024
	U.S. dollars in thousands		Percentage change
	Unaudited		Unaudited

Operating expenses:
Research and development expenses, net	23,930	18,547	29%
Selling and marketing expenses	16,467	14,109	17%
General and administrative expenses	13,027	14,514	(10)%
Other operating expenses (income), net	3,964	(725)
Total operating expenses	57,388	46,445	24%

   Research and development expenses, net, are incurred by our Commercial and Defense segments. Research and development expenses, net, increased by approximately $5.4 million in the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The increase is mainly attributable to our newly acquired subsidiary, SBS, in January 2025, partially offset by higher R&D support for development projects for customers, as well as lower payroll related expenses.

   Selling and marketing expenses increased by approximately $2.4 million in the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The increase is mainly attributable to our newly acquired subsidiary, SBS, as well as the amortization of purchased intangibles related to this acquisition.

General and administrative expenses decreased by approximately $1.5 million in the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The decrease is mainly attributable to stock-based compensation related to DPI’s acquisition (see Note 15 to our condensed interim consolidated financial statements included elsewhere in this filing), partially offset by our newly acquired subsidiary, SBS.

Other operating expenses (income), net amounted to approximately $4 million of expense in the six months ended June 30, 2025, compared to $0.7 million of income in the six months ended June 30, 2024. The change was driven primarily by higher expense from the revaluation of the DPI and SBS earn-out considerations in the six months ended June 30, 2025, partially offset by net arbitration funds.

Financial income (expenses), net amounted to approximately $2.2 million of expenses in the six months ended June 30, 2025, compared to $0.8 million of income in the six months ended June 30, 2024. The change is primarily attributable to the interest expenses related to a credit facility of $60 million drawn down in January 2025 for the SBS acquisition and reduced interest income.

Taxes on income. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities and changes in valuation allowances attributable to changes in our profit estimates in different regions. In the six months ended June 30, 2025, we had a tax benefit of approximately $3.1 million compared to tax expenses of approximately $2.7 million in the six months ended June 30, 2024. The tax benefit for the six months ended June 30, 2025, was primarily related to the Company’s recognition of deferred tax assets in the U.S.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous VSATs and related hub equipment, SSPAs, BUCs, and low-profile antennas, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g. lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Conditions in Israel

We are organized under the laws of the State of Israel, where we also maintain our headquarters and a material portion of our laboratory capacity and principal research and development facilities. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel”, included in our Annual Report on Form 20-F for the year ended December 31, 2024, for a description of governmental, economic, fiscal, monetary or political factors that have materially affected or could materially affect our operations.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are denominated in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operations in Australia, Asia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the six months ended June 30, 2025, the U.S. dollar depreciated in relation to the NIS at a rate of approximately 7.7%, from NIS 3.65 per $1 on December 31, 2024 to NIS 3.37 per $1 on June 30, 2025. We entered into hedging agreements, to cover certain of our NIS to U.S. dollar exchange rate exposures.

The rate of inflation in Israel for the six months ended June 30, 2025 and June 30, 2024, was 2.2% and 2.1%, respectively.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the six months ended June 30, 2025 and June 30, 2024, resulting in income of approximately $0.3 million and a $0.4 million loss, respectively. This is due to fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia, Asia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinated notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

On October 13, 2024, the Company, through its subsidiary Wavestream Inc., entered into a secured credit facility of up to $100 million with HSBC Bank USA, N.A and Bank Hapoalim B.M., from which $60 million was drawn in January 2025. The facility bears interest at SOFR + 2.85% - 3.60%, amortizes quarterly, and matures in October 2027. Obligations are secured by a combination of floating and fixed liens granted by us, Wavestream and certain subsidiaries, and the liens and related obligations are subject to exceptions set forth in the Credit Agreement. A portion of the proceeds was used to fund the SBS acquisition. The Company was in compliance with the facility’s terms as of June 30, 2025.

As of June 30, 2025 and as of December 31, 2024, we had cash, cash equivalents and restricted cash of $65.4 million and $120.3 million, respectively. We believe that our working capital is sufficient for our present requirements.

At times, we guarantee the performance of our work for some of our customers, primarily government entities. Guarantees are often required for our performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects throughout the rest of the world. The guarantees typically expire when certain operational milestones are met. In addition, from time to time, we provide corporate guarantees to guarantee the performance of our subsidiaries.

The guarantees described above are governed by, and where applicable secured under, our credit and guarantee arrangements, including those with HSBC and FIBI. Under the arrangements with HSBC and FIBI, we are required to observe certain conditions. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. As of June 30, 2025, we were in compliance with such conditions. The agreements also stipulate a floating charge on our assets to secure the fulfilment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2025	2024
	U.S. dollars in thousands
	Unaudited
Net cash provided by (used in) operating activities	(1,469)	692
Net cash used in investing activities	(112,699)	(2,650)
Net cash provided by (used in) financing activities	58,220	(7,324)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,116	(718)
Net decrease in cash, cash equivalents and restricted cash	(54,832)	(10,000)
Cash, cash equivalents and restricted cash at beginning of the period	120,249	104,751
Cash, cash equivalents and restricted cash at end of the period...	65,417	94,751

Our cash, cash equivalents and restricted cash decreased by $54.8 million during the six months ended June 30, 2025, as a result of the following:

Operating activities. Cash used in operating activities was approximately $1.5 million in the six months ended June 30, 2025, compared to cash provided by operating activities of approximately $0.7 million in the six months ended June 30, 2024. The change was primarily driven by working capital fluctuations, including increased net utilization of customer advances and deferred revenues, along with decrease in accounts payables, partially offset by decrease in accounts receivable and contract assets.

Investing activities. Cash used in investing activities was approximately $112.7 million in the six months ended June 30, 2025 compared to approximately $2.7 million in the six months ended June 30, 2024. The increase in the 2025 period was primarily attributable to our newly acquired subsidiary, SBS, in January 2025.

Financing activities. Cash provided by financing activities was approximately $58.2 million in the six months ended June 30, 2025, compared to cash used in financing activities of approximately $7.3 million in the six months ended June 30, 2024. The change is primarily attributable to the credit facility of $60 million drawdown in January 2025 for SBS acquisition compared to net repayment of credit facility in the six months ended June 30, 2024.